

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Mr. Kevin A. Plank
President
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

> **Re:** **Under Armour, Inc.**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed February 24, 2011**
> **Correspondence submitted August 29, 2011**
> **File No. 001-33202**

Dear Mr. Plank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 49

16. Segment Data and Related Information, page 67

1. We note your response to prior comment two and our telephone discussion on September 15, 2011. You state that segment managers maintain periodic contact with the CODM to discuss and report on operating activities including the activities of the business units, (BU) within the segment. Please further describe this process and describe the content of reports and or verbal discussions in which information is exchanged. Please explain whether specific financial metrics such as gross margins, contribution margin and inventory at BU level are discussed for any of the BUs and discuss the frequency of these contacts.

2. To help us better understand how you manage your operations; please describe the entire process of determining the annual revenue and operating income targets for incentive plans and forecasts.

    - Explain each person's involvement in the forecast/budget process from the BU leader level and up.
    - Tell us each person that approves each level of the forecast (i.e. BU, Segment, North America/International and Consolidated) and the level of detail provided to that individual when s/he approves the forecast at that level.
    - Describe what levels of the forecast does the CODM review and approve.
    - Discuss any BU level information that is provided to the CODM when he reviews and approves the forecast at the level(s) he does.
    - Please explain under what circumstances the CODM provides forecast guidance related to a group of BUs or a given BU.
    - Provide us with the 2011 forecast that is regularly reviewed by the CODM to assess performance. Also, provide any additional operating results package that may be reviewed by the CODM.

3. We note your response to prior comment six on the level of detailed selling, general and administrative expenses communicated to the CODM by product and channel. To help us better understand the basis of your segment presentation, please provide an analysis on resource allocation of your selling and marketing expenditures:

    - Explain how resources are allocated and explain each person's involvement in that process from the BU leader level and up.
    - Discuss how the COO or EVP Product and EVP Business Development (collectively "segment managers") of North America allocate resources to each of the BUs.
    - Please discuss whether the segment managers can make the allocation decision without approval from the CODM.
    - Explain whether these segment managers have later reallocate resources between BU's under their own supervision during the year without seeking approval from the CODM.
    - Discuss when approval of the CEO is needed and when it is not needed for resource allocation decisions.

4. We note that your response to prior comment six did not address our comment on page 4 of the Q4 Board presentation in which you present gross margins for Apparel, Footwear, E-commerce and Canada/International. Please explain what this schedule is presenting and how this information reconciles with your statements that the CODM does not receive financial metrics below revenues for any of the product categories or distribution channels.

5. We note your discussions during quarterly earnings calls and investor conferences. Specifically we note the remarks made by your CODM on September 7, 2011 at Goldman Sachs Global Retailing Conference regarding the pressure on gross margins. The CODM explained the impact of your growing apparel business will offset with direct to consumer

and footwear business. Therefore, it appears to us that your CODM has gross margin information by product categories and or channels. Identify for us the financial information utilized by the CODM to prepare for such earnings and investor calls. Please explain to us how you have considered this information in your determination of operating segments, particularly as it relates to the characteristic of assessing performance function under ASC 280-10-50-1(b).

6. We note that your form of organization may contain certain overlapping sets of components for which managers are held responsible, similar to a matrix form of organization. For example if certain managers are responsible for different product lines while other managers are responsible for specific geographic areas. Considering that the CODM regularly receives and reviews the operating results of both sets of components, tell us how you considered the guidance that components based upon products and services would determine operating segments and not geographic areas. See FASB ASC 280-10-50-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining